Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State or Country of Incorporation

Invisinet, Inc.	Delaware
Taian AGS Pipeline Construction Co. Ltd	China
WPCS Asia Limited	China
WPCS Australia Pty Ltd	Australia
WPCS International – Auburn, Inc.	California
WPCS International – Brendale, Pty Ltd.	Australia
WPCS International – Brisbane, Pty Ltd.	Australia
WPCS International – Hartford, Inc.	Connecticut
WPCS International – Houston, Inc.	Texas
WPCS International – Lakewood, Inc.	New Jersey
WPCS International – Portland, Inc.	Oregon
WPCS International – Sacramento, Inc.	California
WPCS International – Sarasota, Inc.	Florida
WPCS International – Seattle, Inc.	Washington
WPCS International – St. Louis, Inc.	Missouri
WPCS International – Suisun City, Inc.	California
WPCS International – Trenton, Inc.	New Jersey